UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DERMA SCIENCES, INC.

(Name of Subject Company)

INTEGRA DERMA, INC.

(Offeror)

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

SERIES A CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE

SERIES B CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

Common Stock: 249827502

(CUSIP Number of Class of Securities)

Richard D. Gorelick, Esq.

Corporate Vice President, General Counsel, Administration and Secretary

Integra LifeSciences Holdings Corporation

311 Enterprise Drive

Plainsboro, New Jersey 08536

(609) 275-0500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Edward Sonnenschein, Jr. Esq.

Bradley Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$207,597,609.52	$24,060.56

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of: (i) 28,677,312 shares of common stock, par value $0.01 per share (the “Common Shares”), of Derma Sciences, Inc. (“Derma Sciences”) outstanding (including 339,300 Common Shares underlying restricted stock units but excluding Common Shares issuable pursuant to outstanding stock options), multiplied by the offer price of $7.00 per Common Share; (ii) 18,598 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), of Derma Sciences outstanding, multiplied by the offer price of $32.00 per Series A Preferred Share; (iii) 54,734 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares”), of Derma Sciences outstanding, multiplied by the offer price of $48.00 per Series B Preferred Share; and (iv) 1,362,670 Common Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $7.00 per Common Share, multiplied by $2.67, representing the difference between the offer price of $7.00 per share and the $4.33 weighted average exercise price for such stock options. The calculation of the filing fee is based on information provided by Derma Sciences.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) relates to the offer by Integra Derma, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Integra LifeSciences Holdings Corporation, a Delaware corporation (“Parent”), to purchase for cash (i) all outstanding shares of common stock of Derma Sciences, Inc., a Delaware corporation (“Derma Sciences”), par value $0.01 per share (the “Common Shares”), at a purchase price of $7.00 per Common Share (the “Common Offer Price”), (ii) all outstanding shares of Series A Convertible Preferred Stock of Derma Sciences, par value $0.01 per share (the “Series A Preferred Shares”), at a purchase price of $32.00 per Series A Preferred Share (the “Series A Offer Price”), and (iii) all outstanding shares of Series B Convertible Preferred Stock of Derma Sciences, par value $0.01 per share (the “Series B Preferred Shares” and, collectively with the Series A Preferred Shares and the Common Shares, the “Shares”), at a purchase price of $48.00 per Series B Preferred Share (the “Series B Offer Price”), in each case, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 25, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the subject company is Derma Sciences, Inc., a Delaware corporation. Derma Sciences’ principal executive offices are located at 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540. Derma Sciences’ telephone number is (609) 574-4744.

(b) The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6, entitled “Price Range of the Shares; Dividends on the Shares,” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

This Schedule TO is filed by the Purchaser and Parent. The information set forth in the “Summary Term Sheet,” Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Derma Sciences; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” Section 12, entitled “Purpose of the Offer; Plans for Derma Sciences; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

The information set forth in Section 10, entitled “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a) The information set forth in the “Introduction” and Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Derma Sciences; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in Section 9, entitled “Certain Information Concerning Parent and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 17, entitled “Legal Proceedings,” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on January 25, 2017.

(a)(1)(F)	Press Release issued by Integra LifeSciences Holdings Corporation on January 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(a)(1)(G)	Press Release issued by Integra LifeSciences Holdings Corporation on January 25, 2017.

(b)(1)(A)	Third Amended and Restated Credit Agreement, dated as of December 7, 2016, by and among Integra LifeSciences Holdings Corporation, the other lenders party hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Securities, LLC, Citizens Bank, N.A., DNB Capital LLC, HSBC Bank PLC, HSBC Bank USA. N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., PNC Bank, N.A., Royal Bank of Canada, SunTrust Bank, TD Bank, N.A., JPMorgan and Chase Bank, N.A., Mizuho Bank, LTD., and Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LifeSciences Holdings Corporation with the SEC on December 7, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Derma Sciences, Inc., Integra LifeSciences Holdings Corporation and Integra Derma, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(d)(2)	Confidentiality Agreement, dated as of October 13, 2016, by and between Derma Sciences, Inc. and Integra LifeSciences Holdings Corporation.

(d)(3)	Letter, dated as of January 10, 2017, from Integra LifeSciences Holdings Corporation to Derma Sciences, Inc.

(d)(4)	Letter Agreement, dated as of January 9, 2017, by and among Derma Sciences, Inc. and the Galen Partnerships (as defined therein).

Item 13.	Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Integra Derma, Inc.

By:	/s/ Glenn G. Coleman
	Name:	Glenn G. Coleman
	Title:	Vice President, Treasurer and Assistant Secretary

Integra LifeSciences Corporation

By:	/s/ Glenn G. Coleman
	Name:	Glenn G. Coleman
	Title:	Corporate Vice President and Chief Financial Officer

Date: January 25, 2017

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2017.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Summary Advertisement published in the Wall Street Journal on January 25, 2017.

(a)(1)(F)	Press Release issued by Integra LifeSciences Holdings Corporation on January 10, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(a)(1)(G)	Press Release issued by Integra LifeSciences Holdings Corporation on January 25, 2017.

(b)(1)(A)	Third Amended and Restated Credit Agreement, dated as of December 7, 2016, by and among Integra LifeSciences Holdings Corporation, the other lenders party hereto, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Securities, LLC, Citizens Bank, N.A., DNB Capital LLC, HSBC Bank PLC, HSBC Bank USA. N.A., The Bank of Tokyo-Mitsubishi UFJ, LTD., PNC Bank, N.A., Royal Bank of Canada, SunTrust Bank, TD Bank, N.A., JPMorgan and Chase Bank, N.A., Mizuho Bank, LTD., and Bank of Nova Scotia, as Co-Documentation Agents (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LifeSciences Holdings Corporation with the SEC on December 7, 2016).

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2017, by and among Derma Sciences, Inc., Integra LifeSciences Holdings Corporation and Integra Derma, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Integra LifeSciences Holdings Corporation with the SEC on January 11, 2017).

(d)(2)	Confidentiality Agreement, dated as of October 13, 2016, by and between Derma Sciences, Inc. and Integra LifeSciences Holdings Corporation.

(d)(3)	Letter, dated as of January 10, 2017, from Integra LifeSciences Holdings Corporation to Derma Sciences, Inc.

(d)(4)	Letter Agreement, dated as of January 9, 2017, by and among Derma Sciences, Inc. and the Galen Partnerships (as defined therein).